(Translation)

To Whom It May Concern:

                                                                    May 10, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                   Notice Concerning Acquisition of Own Shares
      (Acquisition of Own Shares under Article 156 of the Corporation Act)

At a meeting held on May 10, 2006, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to propose an agenda asking for authorization to acquire its own shares under the provision of Article 156 of the Corporation Act at the 102nd Ordinary General Shareholders' Meeting to be held on June 23, 2006. We hereby inform you of the following.


1.   Reasons for acquisition

     To improve capital efficiency and implement flexible capital policies in accordance with the business environment.

2.   Type of shares to be acquired                 Shares of common stock of TMC

3.   Aggregate acquisition price of shares         Up to JPY 200,000,000,000

4.   Aggregate number of shares to be acquired     Up to 30,000,000 shares

5.   Acquisition period

     One year from the day immediately following the close of the 102nd Ordinary General Shareholders' Meeting.



(Note) The above acquisition of own shares shall be conditional upon the proposal "Acquisition of Own Shares" being approved at the 102nd Ordinary General Shareholders' Meeting scheduled to be held on June 23, 2006.



[Reference]

Number of issued shares of TMC
(Excluding the number of own shares)                        3,241,757,467 shares
Number of own shares                                          368,240,025 shares

(as of March 31, 2006)